WAVE Life Sciences Ltd.

8 Cross Street #10-00

PWC Building

Singapore 048424

November 6, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director

Christina De Rosa

Christian Windsor

Lisa Vanjoske

Joel Parker

Re:	WAVE Life Sciences Ltd.

Registration Statement on Form S-1

File No. 333-207379

Acceleration Request

Requested Date: November 10, 2015

Requested Time: 4:00 p.m. Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, WAVE Life Sciences Ltd. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective on November 10, 2015, at 4:00 p.m. Eastern Standard Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Matthew J. Gardella and Matthew W. Tikonoff of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to make such request on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew J. Gardella of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-1735 with any questions regarding this request.

Very truly yours,

WAVE Life Sciences Ltd.

By:	/s/ Paul B. Bolno, M.D.
Name:	Paul B. Bolno, M.D.
Title:	President and Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew J. Gardella

William C. Hicks

Matthew W. Tikonoff

Cooley LLP

Frank F. Rahmani

Nicole Brookshire

John T. McKenna